FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 5, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2013 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Announces 2013 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 1, 2013. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2013 in comparison with its results for the quarter ended June 30, 2012.

Summary of 2013 Second Quarter Results

(Comparison with first quarter of 2013 and second quarter of 2012)
	Q2 2013	Q1 2013		Q2 2012
Net sales ($ million)	2,829	2,678	6%	2,801	1%
Operating income ($ million)	578	554	4%	621	(7%)
Net income ($ million)	430	423	2%	455	(6%)
Shareholders’ net income ($ million)	418	425	(2%)	456	(8%)
Earnings per ADS ($)	0.71	0.72	(2%)	0.77	(8%)
Earnings per share ($)	0.35	0.36	(2%)	0.39	(8%)
EBITDA* ($ million)	730	699	4%	759	(4%)
EBITDA margin (% of net sales)	25.8%	26.1%		27.1%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our second quarter sales increased 6% sequentially driven by higher sales of premium OCTG products in the Middle East and Far East, which offset a strong seasonal effect in Canada and lower sales of line pipe products in Europe. Our EBITDA and operating margins continue to maintain a good level in a competitive market.

Cash flow from operations reached $611 million during the second quarter of 2013. Following a dividend payment of $354 million in May 2013, our financial position at June 30, 2013, amounted to a net cash position (cash and other current investments less total borrowings) of $214 million, compared with $121 million at March 31, 2013.

Market Background and Outlook

Drilling activity in North America, after stabilizing in the U.S. during the second quarter following an unusually wet spring in Canada, is expected to pick up gradually during the rest of the year supported by the current level of oil prices. In the rest of the world, current oil and gas price levels should continue to support the ongoing expansion in drilling activity in the Middle East and offshore regions.

In the second half, our sales in the Middle East and Africa will continue to show strong year on year growth while our sales in South America will be affected by lower shipments of line pipe in Brazil, reflecting project delays. In the third quarter, our sales will additionally be affected by seasonal effects and a weak industrial sector in Europe while we do not expect to see a pick up in North American sales before the fourth quarter.

Our margins in the third quarter will be affected by a lower level of sales and a less favorable product mix but are expected to recover to current levels in the fourth quarter.

Analysis of 2013 Second Quarter Results

Tubes Sales volume (thousand metric tons)	Q2 2013	Q1 2013		Q2 2012
Seamless	677	657	3%	701	(3%)
Welded	286	289	(1%)	287	(0%)
Total	963	946	2%	988	(2%)

Tubes	Q2 2013	Q1 2013		Q2 2012
(Net sales - $ million)
North America	986	1,143	(14%)	1,270	(22%)
South America	652	595	9%	536	21%
Europe	218	268	(19%)	286	(24%)
Middle East & Africa	626	400	57%	352	78%
Far East & Oceania	137	82	67%	130	5%
Total net sales ($ million)	2,619	2,488	5%	2,575	2%
Operating income ($ million)	553	526	5%	589	(6%)
Operating income (% of sales)	21.1%	21.1%		22.9%

Net sales of tubular products and services increased 5% sequentially and 2% year on year. Sales increased sequentially driven by higher sales of premium OCTG products in the Middle East and Far East, which offset a strong seasonal effect in Canada and lower sales of line pipe products in Europe. In North America sales declined due to the seasonal spring break up in Canada and lower activity in the north of Mexico. In South America, sales increased due to higher sales of OCTG in Venezuela and OCTG and line pipe in Argentina. In Europe, sales declined due to the non repetition of line pipe sales for offshore projects in Norway and lower sales to hydrocarbon process industry projects. In the Middle East and Africa sales increased due to higher sales of premium products in Saudi Arabia, UAE and Iraq as well as higher sales of coating services in Nigeria. In the Far East and Oceania, sales increased due to higher sales of premium products in Australia and Indonesia.

Operating income from tubular products and services increased 5% sequentially but declined 6% year on year. Sequentially, the increase in operating income was driven by the increase in sales while operating margin remained flat, as an improvement in the gross margin was offset by higher SG&A expenses mainly due to the lower share of shipments to our local markets.

Others	Q2 2013	Q1 2013		Q2 2012
Net sales ($ million)	210	190	10%	226	(7%)
Operating income ($ million)	26	28	(7%)	32	(19%)
Operating income (% of sales)	12.2%	14.5%		14.2%

Net sales of other products and services increased 10% sequentially due to higher sales of sucker rods, but declined 7% year on year. Sequentially, despite the increase in revenues, operating income declined 7% mainly due to a lower operating margin.

Selling, general and administrative expenses, or SG&A, amounted to $529 million, or 18.7% of net sales, in the second quarter of 2013, compared to $476 million, 17.8% in the previous quarter and $487 million, 17.4% in the second quarter of 2012. Sequentially, the increase in SG&A expenses was mainly due to the lower share of shipments to our local markets.

Financial results amounted to $11 million loss in the second quarter 2013, compared to a $9 million loss in the previous quarter and a $23 million loss in the second quarter of 2012.

Equity in earnings of associated companies generated a gain of $12 million in the second quarter of 2013, in line with the result of the previous quarter and compared with a $6 million gain in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax charges totaled $150 million in the second quarter of 2013, equivalent to 26.4% of income before equity in earnings of associated companies and income tax, compared to $134 million, or 24.6% in the previous quarter and $148 million or 24.8% in the second quarter of 2012.

Results attributable to non-controlling interests amounted to gains of $12 million in the second quarter of 2013, compared to losses of $2 million in the previous quarter and losses of $1 million in the second quarter of 2012. The sequential increase in results attributable to non-controlling interests are due to higher results at our Nigerian coating services subsidiary, Pipe Coaters Nigeria, and at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2013 Second Quarter

Net cash provided by operations during the second quarter of 2013 was $611 million, compared to $563 million in the previous quarter and $414 million in the second quarter of 2012.

Capital expenditures amounted to $180 million for the second quarter of 2013, compared to $184 million in the previous quarter and $205 million in the second quarter of 2012.

Following a dividend payment of $354 million in May 2013, our financial position at June 30, 2013, amounted to a net cash position (cash and other current investments less total borrowings) of $214 million, compared with $121 million at March 31, 2013.

Analysis of 2013 First Half Results

	H1 2013	H1 2012	Increase/(Decrease)
Net sales ($ million)	5,508	5,419	2%
Operating income ($ million)	1,132	1,187	(5%)
Net income ($ million)	852	904	(6%)
Shareholders’ net income ($ million)	843	895	(6%)
Earnings per ADS ($)	1.43	1.52	(6%)
Earnings per share ($)	0.71	0.76	(6%)
EBITDA ($ million)	1,429	1,463	(2%)
EBITDA margin (% of net sales)	25.9%	27.0%

Net income attributable to owners of the parent during the first half of 2013 was $843 million, or $0.71 per share ($1.43 per ADS), which compares with $895 million, or $0.76 per share ($1.52 per ADS), in the first half of 2012. Operating income was $1,132 million, or 20.5% of net sales during the first half of 2013, compared to $1.187 million, or 21.9% of net sales during the first half of 2012. Operating income plus depreciation and amortization for the first half of 2013, was $1,429 million, or 25.9% of net sales, compared to $1,463 million, or 27.0% of net sales during the first half of 2012.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2013		H1 2012		Increase/(Decrease)
Tubes	5,107	93%	4,975	92%	3%
Others	400	7%	444	8%	(10%)
Total	5,508	100%	5,419	100%	2%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Sales volume (thousand metric tons)	H1 2013	H1 2012	Increase/(Decrease)
Seamless	1,334	1,365	(2%)
Welded	575	576	(0%)
Total	1,909	1,941	(2%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2013	H1 2012	Increase/(Decrease)
(Net sales - $ million)
North America	2,129	2,539	(16%)
South America	1,247	999	25%
Europe	486	548	(11%)
Middle East & Africa	1,026	633	62%
Far East & Oceania	219	256	(14%)
Total net sales ($ million)	5,107	4,975	3%
Operating income ($ million)	1,079	1,118	(4%)
Operating income (% of sales)	21.1%	22.5%

Net sales of tubular products and services increased 3% to $5,107 million in the first half of 2013, compared to $4,975 million in the first half of 2012, reflecting a 4% increase in average selling prices due to a richer mix of products sold, partially offset by a 2% decrease in volumes.

Operating income from tubular products and services decreased 4% to $1,079 million in the first half of 2013, from $1,118 million in the first half of 2012. Despite a 3% increase in net sales, operating income and operating margin decreased because of an increase in selling, general and administrative expenses.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2013	H1 2012	Increase/(Decrease)
Net sales ($ million)	400	444	(10%)
Operating income ($ million)	53	69	(23%)
Operating income (% of sales)	13.3%	15.5%

Net sales of other products and services decreased 10% to $400 million in the first half of 2013, compared to $444 million in the first half of 2012, mainly due to lower sales of industrial equipment in Brazil.

Operating income from other products and services decreased 23%, to $53 million in the first half of 2013, compared to $69 million during the first half of 2012, due to a 10% decline in sales and a lower operating margin.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.2% in the first half of 2013 compared to 17.2% in the first half of 2012, mainly due to an increase in provisions for contingencies and doubtful accounts in addition to higher selling expenses associated with a lower share of shipments to our local markets.

Financial results were a loss of $20 million in the first half of 2013 compared to a loss of $11 million in the same period of 2012. The increase in the financial loss is mainly due to higher interest expenses associated with a higher average debt during the first half of 2013 in comparison with the first half of 2012.

Equity in earnings of associated companies generated a gain of $24 million in the first half of 2013, compared to a gain of $20 million in the first half of 2012. These gains were derived mainly from our equity investment in Ternium and Usiminas. Following the conclusion of the investment in Usiminas’s purchase price allocation, results from equity in earnings of associated companies for the first half of 2012 were reduced by $10 million.

Income tax charges amounted to $284 million in the first half of 2013, equivalent to 25.5% of income before equity in earnings of associated companies and income tax, compared to $293 million in the first half of 2012, equivalent to 24.9% of income before equity in earnings of associated companies and income tax.

Income attributable to non-controlling interests amounted to $10 million in the first half of 2013, compared to $9 million in the first half of 2012. Despite the full acquisition of the minorities in Confab in May 2012, income attributable to non-controlling interests remained stable mainly due to improved results at our Japanese subsidiary NKKTubes and at our Nigerian coating services subsidiary, Pipe Coaters Nigeria.

Cash Flow and Liquidity of 2013 First Half

Net cash provided by operations during the first half of 2013 rose to $1,174 million, compared to $1,022 million in the first half of 2012.

Capital expenditures amounted to $364 million in the first half of 2013, compared to $401 million in the first half of 2012.

Following a dividend payment of $354 million in May 2013, our financial position at June 30, 2013, amounted to a net cash position (cash and other current investments less total borrowings) of $214 million, compared with a net debt position of $271 million at December 31, 2012.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2013 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1940 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 2, 2013, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 800 706.7745 within North America or +1 617 614.3472 Internationally. The access number is “51895039”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm on August 2 through 12:00 am on August 9. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “10370748” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Continuing operations	Unaudited		Unaudited
Net sales	2,829,270	2,801,492	5,507,575	5,418,841
Cost of sales	(1,714,443)	(1,694,712)	(3,359,875)	(3,305,809)
Gross profit	1,114,827	1,106,780	2,147,700	2,113,032
Selling, general and administrative expenses	(529,329)	(486,655)	(1,004,894)	(930,798)
Other operating income (expense) net	(7,302)	761	(11,025)	4,853
Operating income	578,196	620,886	1,131,781	1,187,087
Interest income	6,870	5,706	12,951	15,289
Interest expense	(16,620)	(12,688)	(30,529)	(22,613)
Other financial results	(955)	(16,476)	(2,336)	(3,395)
Income before equity in earnings of associated companies and income tax	567,491	597,428	1,111,867	1,176,368
Equity in earnings of associated companies	11,869	6,168	24,066	20,131
Income before income tax	579,360	603,596	1,135,933	1,196,499
Income tax	(149,795)	(148,325)	(283,651)	(292,999)
Income for the period	429,565	455,271	852,282	903,500

Attributable to:
Owners of the parent	417,828	456,201	842,605	894,842
Non-controlling interests	11,737	(930)	9,677	8,658
	429,565	455,271	852,282	903,500

Consolidated Condensed Interim Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At June 30, 2013		At December 31, 2012
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,536,995		4,434,970
Intangible assets, net	3,131,767		3,199,916
Investments in associated companies	929,251		977,011
Other investments	2,552		2,603
Deferred tax assets	192,433		215,867
Receivables	121,765	8,914,763	142,060	8,972,427

Current assets
Inventories	2,697,932		2,985,805
Receivables and prepayments	246,710		260,532
Current tax assets	152,066		175,562
Trade receivables	2,179,089		2,070,778
Available for sale assets	21,572		21,572
Other investments	1,113,065		644,409
Cash and cash equivalents	618,435	7,028,869	828,458	6,987,116
Total assets		15,943,632		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent		11,724,417		11,328,031
Non-controlling interests		165,436		171,561
Total equity		11,889,853		11,499,592

LIABILITIES
Non-current liabilities
Borrowings	423,442		532,407
Deferred tax liabilities	672,918		728,541
Other liabilities	292,715		302,444
Provisions	73,379	1,462,454	67,185	1,630,577

Current liabilities
Borrowings	1,093,810		1,211,785
Current tax liabilities	253,805		254,603
Other liabilities	369,299		318,828
Provisions	20,014		26,958
Customer advances	34,342		134,010
Trade payables	820,055	2,591,325	883,190	2,829,374
Total liabilities		4,053,779		4,459,951
Total equity and liabilities		15,943,632		15,959,543

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2013	2012	2013	2012
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	429,565	455,271	852,282	903,500
Adjustments for:
Depreciation and amortization	151,602	137,725	296,972	275,884
Income tax accruals less payments	9,808	(155,274)	25,021	(105,779)
Equity in earnings of associated companies	(11,869)	(6,168)	(24,066)	(20,131)
Interest accruals less payments, net	(4,296)	37	(35,021)	(18,256)
Changes in provisions	(4,051)	(8,426)	(917)	(16,557)
Changes in working capital	56,136	53,139	72,457	51,343
Other, including currency translation adjustment	(15,841)	(61,804)	(12,263)	(47,567)
Net cash provided by operating activities	611,054	414,500	1,174,465	1,022,437
Cash flows from investing activities
Capital expenditures	(179,674)	(204,531)	(363,559)	(400,926)
Acquisition of associated company	-	-	-	(504,597)
Proceeds from disposal of property, plant and equipment and intangible assets	2,360	1,383	6,746	2,915
Dividends received from associated companies	14,931	18,702	16,127	18,702
Changes in investments in short terms securities	(310,074)	784	(468,656)	11,367
Net cash used in investing activities	(472,457)	(183,662)	(809,342)	(872,539)

Cash flows from financing activities
Dividends paid	(354,161)	(295,134)	(354,161)	(295,134)
Dividends paid to non-controlling interest in subsidiaries	(1,858)	-	(18,529)	(905)
Acquisitions of non-controlling interests	(7,230)	(758,527)	(7,768)	(758,539)
Proceeds from borrowings	594,658	668,455	1,220,390	1,214,234
Repayments of borrowings	(677,727)	(202,013)	(1,354,772)	(439,116)
Net cash used in financing activities	(446,318)	(587,219)	(514,840)	(279,460)

Decrease in cash and cash equivalents	(307,721)	(356,381)	(149,717)	(129,562)
Movement in cash and cash equivalents
At the beginning of the period	925,554	1,060,559	772,656	815,032
Effect of exchange rate changes	(11,807)	(10,466)	(16,913)	8,242
Decrease in cash and cash equivalents	(307,721)	(356,381)	(149,717)	(129,562)
At June 30,	606,026	693,712	606,026	693,712

	At June 30,		At June 30,
Cash and cash equivalents	2013	2012	2013	2012
Cash and bank deposits	618,435	742,618	618,435	742,618
Bank overdrafts	(12,409)	(48,906)	(12,409)	(48,906)
	606,026	693,712	606,026	693,712